SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934
(Amendment No. 5)
(Name of Issuer) InterOil Corporation

(Title of Class of Securities) Common Stock

(CUSIP Number) 460951 10 6

(Date of Event Which Requires Filing of this Statement) 20 July 2015

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13 d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460951 10 6

(1)	Names of reporting persons.

Orchid Capital Investments Pte. Ltd.

(2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3)	SEC use only

(4)	Citizenship or place of organization

Singapore

(5) Sole voting power 0

Number of
shares
beneficially	(6) Shared voting power 0
owned by
each
reporting
person	(7) Sole dispositive power 0
with:

(8) Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

Not applicable

(11)	Percent of class represented by amount in Row 9 0%

(12)	Type of reporting person (see instructions) CO

CUSIP No. 460951 10 6

(1)	Names of reporting persons.

Chandler Capital Pte. Ltd.

(2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3)	SEC use only

(4)	Citizenship or place of organization

Singapore

(5) Sole voting power 0

Number of
shares
beneficially	(6) Shared voting power 0
owned by
each
reporting
person	(7) Sole dispositive power 0
with:

(8) Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

Not applicable

(11)	Percent of class represented by amount in Row 9 0%

(12)	Type of reporting person (see instructions) CO

CUSIP No. 460951 10 6

(1)	Names of reporting persons.

Chandler Holdings Limited

(2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3)	SEC use only

(4)	Citizenship or place of organization

Cayman Islands

(5) Sole voting power 0

Number of
shares
beneficially	(6) Shared voting power 0
owned by
each
reporting
person	(7) Sole dispositive power 0
with:

(8) Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

Not applicable

(11)	Percent of class represented by amount in Row 9 0%

(12)	Type of reporting person (see instructions) CO

Item 1.

Item 1(a) Name of issuer:

InterOil Corporation

Item 1(b) Address of issuer's principal executive offices:

163 Penang Road

#06-02 Winsland House II

Singapore 238463

Item 2.

2(a) Name of person filing:

Orchid Capital Investments Pte. Ltd.
Chandler Capital Pte. Ltd.

Chandler Holdings Limited

2(b) Address or principal business office or, if none, residence:

Orchid Capital Investments Pte. Ltd. and Chandler Capital Pte. Ltd.: 46-01 UOB Plaza 1, 80 Raffles Place, Singapore 048624

Chandler Holdings Limited:

Windward 1, Regatta Office, PO Box 897, Grand Cayman, KY1-1103 Cayman Islands

2(c) Citizenship:

Orchid Capital Investments Pte. Ltd. and Chandler Capital Pte. Ltd.: Singapore

Chandler Holdings Limited: Cayman Islands

2(d) Title of class of securities: Common Stock

2(e) CUSIP No.: 460951 10 6

Item 3. Not applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned: The number of shares beneficially owned by each reporting person is 0

b.	Percent of class: The percentage of the class of shares beneficially owned by each reporting person is 0%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: The number of shares as to which each reporting person has shared power to vote or direct the vote is 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: The number of shares as to which each reporting person has shared power to dispose or direct the disposition of is 0

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORCHID CAPITAL INVESTMENTS PTE. LTD.

By: /s/ Nicholas James Kay

Name: Nicholas James Kay

Title: Director

CHANDLER CAPITAL PTE. LTD.

By: /s/ Nicholas James Kay

Name: Nicholas James Kay

Title: Director

CHANDLER HOLDINGS LIMITED

By: /s/ John Riches

Name: John Riches

Title: Director

July 28, 2015

EXHIBIT INDEX

Exhibit A. Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Agreement of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement, and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on July 28, 2015.

ORCHID CAPITAL INVESTMENTS PTE. LTD.

By: /s/ Nicholas James Kay

Name: Nicholas James Kay

Title: Director

CHANDLER CAPITAL PTE. LTD.

By: /s/ Nicholas James Kay

Name: Nicholas James Kay

Title: Director

CHANDLER HOLDINGS LIMITED

By: /s/ John Riches

Name: John Riches

Title: Director